
December 5, 2023

Nicholas Vita
Chief Executive Officer
The Cannabist Company Holdings Inc.
680 Fifth Ave., 24th Floor
New York, New York 10019

> **Re: The Cannabist Company Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2023**
> **File No. 333-275821**

Dear Nicholas Vita:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: James Guttman, Esq.